

October 21, 2014

Via E-mail
Michael G. Barrett
President and Chief Executive Officer
MillennialMedia, Inc.
2400 Boston Street, Suite 201
Baltimore, MD 21224

> **Re:** **Millennial Media, Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed March 3, 2014**
> **File No. 001-35478**

Dear Mr. Barrett:

We have further reviewed your filing and have the following additional comment. We note this comment letter is provided in addition to our letters dated September 3, 2014 and October 10, 2014. In our comment, we have asked you to provide us with information so we may better understand your disclosure.

Please respond to this letter and our prior comment within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

1. We note from your website that your Advertiser Media Kit 2014 contains a prominently placed quote and logo that refers to Ernst & Young regarding their use of your services. Please provide us a listing of your online or hard copy marketing materials in which EY is referenced. Please also provide us with a detailed description of the types of services you provide to EY directly or indirectly through a third party. Finally, tell us what consideration you have given or discussions you have had with EY regarding whether EY's endorsement of your services may constitute a prohibited business relationship and impair EY's independence either in fact or in appearance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Cascarano, Senior Staff Accountant, at 202-551-3376 or Dean Suehiro, Senior Staff Accountant, at 202-551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Staff Attorney, at 202-551-3788 or, Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director